UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

TRIUS THERAPEUTICS, INC.

(Name of Subject Company)

BRGO CORPORATION

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

CUBIST PHARMACEUTICALS, INC.

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

89685K100

(CUSIP Number of Class of Securities)

Thomas J. DesRosier

Senior Vice President, Chief Legal Officer, General Counsel and Secretary

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, MA 02421

(781) 860-8660

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul M. Kinsella

Christopher D. Comeau

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 820,187,779	$ 111,874

*

Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934 (as amended). The transaction value was calculated by adding (1) the product of (a) $15.50, which is the sum of (i) the closing cash payment of $13.50 per share and (ii) $2.00 per share, which is the maximum amount payable with respect to the contingent value rights and (b) 48,353,557, which is the sum of (i) 48,268,557 shares of common stock, par value $0.0001 per share (the “Shares”), of Trius Therapeutics, Inc. (“Trius”) issued and outstanding on August 1, 2013 and (ii) 85,000 Shares issuable with respect to Trius’ employee stock purchase plan estimated as of August 1, 2013, (2) the product of (a) the difference between (x) $15.50 and (y) an exercise price of $8.84 (the weighted-average exercise price of the outstanding warrants) and (b) 1,565,134 shares issuable pursuant to outstanding warrants as of July 29, 2013, and (3) the product of (a) the difference between (x) $15.50 and (y) an exercise price of $4.56 (the weighted-average exercise price of the outstanding options), and (b) 5,510,407 shares issuable pursuant to outstanding options as of July 29, 2013.

**

The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #1 for fiscal year 2013, issued August 31, 2012 by the Securities and Exchange Commission, equals $136.40 per million of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$111,874
	Form or Registration No.:	Schedule TO
	Filing Party:	Cubist Pharmaceuticals, Inc.
	Date Filed:	August 13, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☒    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2013, as amended (the “Schedule TO”). The Schedule TO relates to the tender offer by BRGO Corporation, a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Cubist Pharmaceuticals, Inc., a Delaware Corporation (“Parent” or “Cubist”) for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Trius Therapeutics, Inc., a Delaware corporation (“Trius”), at a price of $13.50 per Share, without interest thereon and less any applicable withholding taxes plus one contingent value right per Share, which represents the contractual right to receive up to $2.00 per Share, upon the terms and conditions set forth in the Offer to Purchase dated August 13, 2013, attached hereto as Exhibit (a)(1)(A) (which, together with the supplement described below and any subsequent amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B), which collectively constitute the “Offer.” This Amendment is being filed on behalf of the Purchaser and Parent.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and Item 11 in the Schedule TO, except those items to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM  11.                        ADDITIONAL INFORMATION

Item 11 of this Schedule TO is hereby amended and supplemented by adding the following:

“The initial offering period of the Offer expired at 9:00 a.m. Eastern time on September 11, 2013.  The Depositary for the Offer has advised Parent and Purchaser that as of 9:00 a.m. Eastern time on September 11, 2013, 31,716,214 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing a total of approximately 65% of the outstanding Shares as of September 11, 2013.  Additionally, the Depositary has advised Parent and Purchaser that an additional 5,748,319 Shares had been tendered by notice of guaranteed delivery.  Purchaser has accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer (but not including any Shares tendered by notice of guaranteed delivery procedures).

Pursuant to the terms of the Merger Agreement, Purchaser has exercised its option to purchase directly from Trius an additional number of Shares sufficient to give Purchaser ownership of at least 90% of Trius’ then outstanding Shares, when combined with the Shares purchased by Purchaser in the Offer.  On September 11, 2013, Purchaser purchased an additional 121,334,448 Shares from Trius at a purchase price of $13.68 per Share, which together with the Shares purchased in the Offer (but not including any Shares tendered by notice of guaranteed delivery), represented at least 90% of outstanding Shares.

Pursuant to the terms of the Merger Agreement, Purchaser merged with and into Trius through a short form merger under Delaware law, with Trius continuing as the surviving corporation and a wholly-owned subsidiary of Parent.  By virtue of the Merger, each issued and outstanding Share (other than Shares held as treasury stock, Shares held by Parent or Purchaser or Shares held by stockholders who properly demand and perfect appraisal rights under Delaware law) was cancelled and converted into the right to receive $13.50, in cash, plus one CVR per Share, which represents the contractual right to receive up to $2.00, in cash, if specified sales milestones are achieved in an agreed upon time period, less any applicable withholding taxes and without interest.

On September 11, 2013, Parent issued a press release announcing the completion of the Offer and results.  The full text of the press release is attached as Exhibit (a)(5)(H) and is incorporated herein by reference.”

ITEM  12.                        EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to Item 12:

(a)(5)(H)	Press Release issued by Cubist Pharmaceuticals, Inc., dated September 11, 2013.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 2013

BRGO CORPORATION

By:	/s/ THOMAS J. DESROSIER
Name:	Thomas J. DesRosier
Title:	Secretary

CUBIST PHARMACEUTICALS, INC.

By:	/s/ THOMAS J. DESROSIER
Name:	Thomas J. DesRosier
Title:	Senior Vice President, Chief Legal Officer, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 13, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)(A)

Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc., dated July 30, 2013 (incorporated in the Schedule TO by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on July 30, 2013).*

(a)(5)(B)

Investor Presentation Slideshow, dated July 30, 2013 (incorporated in the Schedule TO by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).*

(a)(5)(C)	Transcript of July 30, 2013, Investor Presentation (incorporated in the Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).*

(a)(5)(D)	Form of Communication with infection disease experts (incorporated in the Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Cubist Pharmaceuticals, Inc. on August 2, 2013).*

(a)(5)(E)	Summary Advertisement published in The Wall Street Journal on August 13, 2013.*

(a)(5)(F)	Press Release issued by Cubist Pharmaceuticals, Inc., dated August 13, 2013.*

(a)(5)(G)	Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc. dated August 29, 2013.*

(a)(5)(H)	Press Release issued by Cubist Pharmaceuticals, Inc., dated September 11, 2013.

(d)(1)

Agreement and Plan of Merger, dated as of July 30, 2013, by and between Cubist Pharmaceuticals, Inc., BRGO Corporation and Trius Therapeutics, Inc. (incorporated in the Schedule TO by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).*

(d)(2)

Form of Contingent Value Rights Agreement, by and between Cubist Pharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated in the Schedule TO by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).*

(d)(3)

Tender and Voting Agreement, dated as of July 30, 2013, by and between Cubist Pharmaceuticals, Inc., BRGO Corporation and the executive officers, directors and certain stockholders affiliated with the directors of Trius Therapeutics, Inc. (incorporated in the Schedule TO by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).*

(d)(4)	Mutual Non-Disclosure Agreement, dated as of July 24, 2012 (the ‘‘Confidentiality Agreement’’), by and between Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc.*

(d)(5)	Amendment to Confidentiality Agreement, dated as of July 1, 2013, by and between Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc.*

* Previously filed.